Exhibit 99.2

BW LPG

Interim Financial Report

Q1 2025 (unaudited)

BW LIBRA

BW LPG Limited

Interim Financial Report (Unaudited)

Q1 2025

FORWARD-LOOKING STATEMENTS

In this unaudited interim financial report, “the Company” or “BW LPG” refer to BW LPG Limited. “The Group” refer to BW LPG Limited together with its consolidated subsidiaries.

Matters discussed in this unaudited interim financial report may constitute “forward-looking statements”. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. This unaudited interim financial report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial and operational performance.

These forward-looking statements may be identified by the use of forward-looking terminology, such as the terms “anticipates”, “assumes”, “believes”, “can”, “continue”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “likely”, “may”, “might”, “plans”, “should”, “potential”, “projects”, “seek”, “will”, “would” or, in each case, their negative, or other variations or comparable terminology. They include statements regarding BW LPG’s intentions, beliefs or current expectations concerning, among other things, the financial strength and position of the Group, operating results, liquidity, prospects, growth, the implementation of strategic initiatives, as well as other statements relating to the Group’s future business development, financial performance and the industry in which the Group operates.

Prospective investors in BW LPG are cautioned that forward-looking statements are not guarantees of future performance and that the Group’s actual financial position, operating results and liquidity, and the development of the industry and potential market in which the Group may operate in the future, may differ materially from those made in, or suggested by, the forward-looking statements contained in this unaudited interim financial report. BW LPG cannot guarantee that the intentions, beliefs or current expectations upon which its forward-looking statements are based, will occur.

By their nature, forward-looking statements involve, and are subject to, known and unknown risks, uncertainties and assumptions as they relate to events and depend on circumstances that may or may not occur in the future. Actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors including, but not limited to:

●	general economic, political and business conditions;

●	general LPG market conditions, including changes in LPG freight rates, charter rates, vessel values and bunker fuel prices and other operating costs;

●	changes in demand in the LPG shipping industry;

●	any adverse developments in the maritime LPG transportation business;

●	changes in, and the Group’s compliance with, governmental, tax, environmental, safety, data protection and privacy and other laws and regulations;

●	failure in the management of climate and environmental risks and delivery and performance of management environmental objectives;

●	changes in competition rules and regulations for the shipping industry;

●	increase in protectionism, trade disputes and the introduction of or increases to existing tariffs that impact global trade, the shipping industry and the Group’s business;

●	failure to manage disruptions, including due to climate change, abnormal weather conditions, pandemics, piracy, strikes and boycotts, political instability, sanctions and breaches of IT systems;

●	failure to implement the Group’s business strategy or manage the Group’s growth;

●	damages or breakdowns of the Group’s vessels, including due to weather conditions, mechanical failures, wars or other circumstances and events;

●	failure to obtain new customers or the loss of any existing major customers;

●	failure to maintain sufficient cash reserves to make capital expenditures necessary for the Group’s vessels’ maintenance;

●	failure to attract and retain key management personnel, technically skilled officers and other employees, default by third parties with whom the Group has entered into chartered-in arrangements;

●	failure of the Group’s third-party technical managers or other counterparties to meet their obligations;

BW LPG Limited

Interim Financial Report (Unaudited)

Q1 2025

FORWARD-LOOKING STATEMENTS (continued)

●	the ageing of the Group’s fleet which could result in increased operating costs;

●	delays in deliveries of or cost overruns in relation to newbuilds (if any);

●	failure to integrate assets or businesses acquired from third parties;

●	failure to identify or take advantage of arbitrage opportunities, effectively implement the Products Services division’s hedging strategy and source LPG from third-party suppliers;

●	loss of major tax disputes or successful tax challenges to the Group’s operating structure or to the

●	Group’s tax payments; and

●	the availability of and the Group’s ability to obtain financing to fund capital expenditures, acquisitions and other general corporate activities, the terms of such financing and the Group’s ability to comply with the restrictions and other covenants set forth in the Group’s existing and future debt agreements and financing arrangements.

Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under “Item 3. Key Information – 3.D. Risk Factors” of BW LPG’s FY2024 Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on 28 March 2025.

BW LPG Limited

Interim Financial Report (Unaudited)

Q1 2025

SELECTED KEY FINANCIAL INFORMATION

Statement of Comprehensive Income	Q1 2025 US$M	Q1 2024 US$M	Change %
Profit after tax	66.6	149.8	(56)
Profit attributable to equity holders of the Company	46.1	141.9	(68)
TCE income - Shipping[1]	158.7	186.5	(15)
Gross (loss)/profit - Product Services[1]	(3.6)	33.2	N.M

(US$ per share)
Basic EPS[2]	0.30	1.08	(72)
Diluted EPS[2]	0.30	1.07	(72)
Dividend per share	0.28	1.00	N.M
Balance Sheet	31 Mar 2025 US$M	31 Dec 2024 US$M	Change %

Cash and cash equivalents	280.2	279.7	-
Total assets	3,354.2	3,320.4	1
Total liabilities	1,439.1	1,382.9	4
Total shareholders’ equity	1,915.2	1,937.5	(1)
Cash Flow	31 Mar 2025 US$M	31 Mar 2024 US$M	Change %

Net cash from operating activities	166.2	405.6	(59)
Capital expenditure	(11.2)	62.9	N.M
Adjusted free cash flow[3]	155.0	468.5	(67)
Financial Ratios	31 Mar 2025%	31 Mar 2024%	Change %
ROE[4] (annualised)	13.8	36.9	(63)
ROCE[5] (annualised)	10.3	29.6	(65)
Net leverage ratio[6]	31.2	7.3	N.M
Other Information	31 Mar 2025	31 Dec 2024	Change %
Shares – end of period (‘000 shares)	159,282.0	159,282.0	-
Treasury shares – end of period (‘000 shares)	7,622.9	7,743.6	(2)
Share price (NOK)	114.0	125.3	(9)
Market cap (NOK million)	18,158.1	19,958.0	(9)
Market cap (USD million)	1,730.7	1,758.2	(2)

[1]	TCE income and gross profit/(loss) reflect the Shipping and Product Services segments’ performance, respectively.

[2]	Basic and diluted EPS (earnings per share) is computed based on Q1 2025: 151.6 million (Q1 2024: 131.5 million) and Q1 2025: 152.0 million (Q1 2024: 132.2 million) shares respectively, the weighted average number of shares outstanding less treasury shares during the period.

[3]	Adjusted free cash flow is a non-IFRS measure and is computed as net cash from operating activities minus additions in property, plant and equipment and additions in intangible assets, sale of assets held-for-sale and sale of vessels. See page 17 and 18 for a reconciliation of adjusted free cash flow to the nearest IFRS measure.

[4]	ROE (return on equity) is computed as, with respect to a particular period, the ratio of the profit after tax for such period to the average of the shareholders’ equity, calculated as the average of the opening and closing balance for the period.

[5]	ROCE (return on capital employed) is a non-IFRS measure and is computed, with respect to a particular period, as the ratio of the operating profit for such period to capital employed defined as the average of the total shareholders’ equity, total borrowings and total lease liabilities, calculated as the average of the opening and closing balance for such period as presented in the consolidated balance sheet. See page 18 for a reconciliation of ROCE to the nearest IFRS measure.

[6]	Net leverage ratio is computed as the sum of total borrowings and total lease liabilities minus cash and cash equivalents as set out in the consolidated statement of cash flows, divided by the sum of total borrowings, total lease liabilities and total shareholders’ equity minus cash and cash equivalents as set out in the consolidated statement of cash flows.

BW LPG Limited

Interim Financial Report (Unaudited)

Q1 2025

HIGHLIGHTS AND SUBSEQUENT EVENTS – Q1 2025

●	Q1 2025 profit attributable to equity holders of the Company was US$46.1 million or an earnings per share of US$0.30.

●	TCE income – Shipping Q1 2025 was US$39,770 per available day[1] and US$38,760 per calendar day (total)[1].

●	On 31 March 2025, the Company signed a memorandum of agreement with BW India to sell two VLGCs at a price of approximately US$75.0 million per vessel. The delivery of the two vessels is expected in Q3 2025.

●	On 8 April 2025, the Board of Directors of the Company approved a share buyback program under which the Company may purchase up to 3 million ordinary shares for a maximum amount of US$20.0 million. The program commenced on 8 April and finalized on 17 April 2025. During this period, the Company acquired a total of 316,437 ordinary shares at an average price of US$8.63 per share for a total consideration of US$2,732,109.

●	The Company declared a Q1 2025 cash dividend of US$0.28 per share. This dividend corresponds to 75% of the Shipping NPAT[2] for the quarter. This cash dividend represents a payout ratio of 93% for the quarter, as a percentage of total profit attributable to equity holders.

●	The Company has made a strategic decision to cease its investment in the planned LPG onshore import terminal at Jawaharlal Nehru Port Association (JNPA) in Navi Mumbai, India and discontinue its involvement in the terminal’s development.

PERFORMANCE REVIEW – Q1 2025

Profit after tax was US$66.6 million for Q1 2025 (Q1 2024: US$149.8 million). The decrease in profit after tax is primarily attributed to a reduction in operating profit of US$78.9 million and an increase in net finance expenses of US$9.6 million. The rise in finance expenses is largely due to full effect of bank borrowings costs after the acquisition of Avance Gas fleet in Q4 2024. The lower profit after tax was partially offset by a lower income tax expense of US$5.2 million compared with the same quarter last year.

Profit attributable to non-controlling interests was US$20.7 million for Q1 2025 (Q1 2024: US$7.7 million). The increase of US$17.9 million came from BW India's gain of US$32.1 million from the sale of BW Cedar. This was partially offset by a US$5.3 million decrease in attributed profit to non-controlling interests from BW Product Services.

TCE income - Shipping was US$158.7 million for Q1 2025 (Q1 2024: US$186.5 million), US$27.8 million lower than Q1 2024 mainly due to achieved LPG spot rate reduction of 44% to US$39,380 per day, which takes into account IFRS 15 adjustments which was a positive US$11.7 million for Q1 2025 (Q1 2024: positive US$26.3 million), as spot voyages that straddle the quarter-end are accounted for on a load-to-discharge basis. Our expanded fleet translates into total calendar ships days of 4,094 days for Q1 2025, which is approximately 30% higher than the same period last year. Additionally, our India subsidiary continues to provide stable TCE income of US$31.7 million for Q1 2025 (Q1 2024: US$29.5 million) mainly from fixed rate time charters.

Product Services reported a US$3.6 million gross loss for Q1 2025 (Q1 2024: gross profit of US$33.2 million), this included realised profits of US$32.4 million achieved in the quarter. The realised trading result was offset by the negative change in unrealised valuation of US$36.0 million which was attributable to periodic marked to market (MTM) valuation of the open trading portfolio. After general and administrative expenses and income taxes of US$8.7 million, Product Services reported a result of negative US$12.5 million for Q1 2025.

[1]	TCE income – Shipping per available and calendar day (total) are non-IFRS measures and are computed as TCE income – Shipping divided by available days and calendar days (total), respectively. See pages 16 and 17 for a reconciliation of TCE income – Shipping per available day and calendar day (total) to the nearest IFRS measure.

[2]	Shipping NPAT is calculated as profit attributable to equity holders of BW LPG, minus BW LPG’s share of BW LPG Product Services Pte. Ltd.’s net profit/(loss) after tax. See page 15.

BW LPG Limited

Interim Financial Report (Unaudited)

Q1 2025

BALANCE SHEET

As of 31 March 2025, BW LPG controls a fleet of 51 VLGCs, including seven vessels which are owned and operated by our subsidiary operating in India. Total assets amounted to US$3,354.2 million (31 December 2024: US$3,320.4 million), of which US$2,418.9 million (31 December 2024: US$2,381.8 million) represented the carrying value of the vessels (including dry docking), and US$181.7 million (31 December 2024: US$216.3 million) represented the carrying value of right-of-use assets (vessels).

Cash and cash equivalents amounted to US$280.2 million as at 31 March 2025 (31 December 2024: US$279.7 million). Cash flow from operating activities generated a net cash surplus of US$166.2 million for Q1 2025 (Q1 2024: US$405.6 million), of which a positive net cash inflow of US$49.8 million (Q1 2024: net cash inflow of US$221.6 million) related to changes in working capital. Investing activities amounted to a net cash outflow of US$6.1 million for Q1 2025 (Q1 2024: cash inflow of US$41.8 million) which comprised of US$66.8 million settlement for the purchase option of BW Kizoku, and US$9.5 million paid for drydocking activities. These payments were partially offset by proceeds received for the sale of BW Cedar of US$65.0 million.

Financing activities resulted in a net outflow of $130.8 million for the quarter (Q1 2024: US$295.4 million) which comprised of bank borrowing and interest repayments totalling US$212.6 million, which included $80.0 million used to fully repay the shareholder loan drawn in Q4 2024, $80.0 million of repayments on our revolver credit facility drawn during the quarter, and $20.7 million repaid on our short-term margin loan. Additional outflows included $79.8 million in dividend payments, $25.6 million in lease repayments, and a $33.7 million net repayment of trade finance borrowings. These outflows were partially offset by the drawdowns of US$146.8 million and US$65.0 million from our revolver credit facility, as well as a new Japanese operating lease with call option financing, respectively.

Net leverage ratio decreased from 32.7% as at 31 December 2024, to 31.2% as at 31 March 2025 mainly due to increase in cash balances, net of restricted cash held in brokerage accounts.

BW LPG Limited

Interim Financial Report (Unaudited)

Q1 2025

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

	Q1 2025	Q1 2024
	US$’000	US$’000
Revenue - Shipping	247,026	296,066
Revenue - Product Services	615,046	742,425
Cost of cargo and delivery expenses - Product Services	(603,267)	(689,389)
Voyage expenses - Shipping	(92,872)	(121,476)
Vessel operating expenses	(29,687)	(21,970)
Time charter contracts (non-lease components)	(4,678)	(4,686)
General and administrative expenses	(20,843)	(16,733)
Charter hire expenses	(267)	(505)
Fair value gain from equity financial asset	-	1,415
Finance lease income	171	20
Other operating (expense)/income - net	(838)	1,205
Depreciation	(63,124)	(48,745)
Amortisation of intangible assets	(210)	(210)
Gain on disposal of vessels	32,051	20,391
Gain on derecognition of right-of-use assets (vessels)	443	-
Operating profit	78,951	157,808
Foreign currency exchange gain/(loss) - net	541	(1,776)
Interest income	2,933	4,540
Interest expense	(15,274)	(4,761)
Other finance expenses	(384)	(631)
Finance expenses – net	(12,184)	(2,628)

Profit before tax	66,767	155,180
Income tax expense	(190)	(5,414)
Profit after tax	66,577	149,766

Other comprehensive (loss)/income:
Items that will not be reclassified to profit or loss:
Equity investments at FVOCI
- fair value loss	(7,652)	-

Items that may be reclassified subsequently to profit or loss:
Cash flow hedges
- fair value (loss)/gain	(34)	57,401
- reclassification to profit or loss	(3,515)	(2,260)
Currency translation reserve	1,196	(832)
Other comprehensive (loss)/income, net of tax	(10,005)	54,309
Total comprehensive income	56,572	204,075

Profit attributable to: Equity holders of the Company	46,088	141,923
Non-controlling interests	20,489	7,843
	66,577	149,766
Total comprehensive income:
Equity holders of the Company	35,877	196,357
Non-controlling interests	20,695	7,718
	56,572	204,075
Earnings per share attributable to the equity holders of the Company: (expressed in US$ per share)
Basic earnings per share	0.30	1.08
Diluted earnings per share	0.30	1.07

BW LPG Limited

Interim Financial Report (Unaudited)

Q1 2025

CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

	31 March 2025	31 December 2024
	US$’000	US$’000

Intangible assets	426	636

Investment in joint venture	301	301
Equity financial assets, at fair value	15,480	23,132
Derivative financial instruments	5,447	7,469
Other receivables	6,969	7,980
Finance lease receivables	726	2,882
Deferred tax assets	1,931	1,644
Total other non-current assets	30,854	43,408

Vessels and dry docking	2,418,939	2,381,821
Right-of-use assets (vessels)	181,704	216,272
Other property, plant and equipment	338	354
Property, plant and equipment	2,600,981	2,598,447

Total non-current assets	2,632,261	2,642,491

Inventories	95,849	76,706
Trade and other receivables	270,075	202,921
Equity financial assets, at fair value	2,769	2,769
Derivative financial instruments	64,674	74,571
Finance lease receivables	8,418	8,283
Assets held-for-sale	-	32,998
Cash and cash equivalents	280,185	279,681
Total current assets	721,970	677,929

Total assets	3,354,231	3,320,420

Share capital	619,868	619,868
Treasury shares	(47,633)	(48,387)
Other reserves	657,505	667,756
Retained earnings	548,401	565,794
	1,778,141	1,805,031
Non-controlling interests	137,013	132,463
Total shareholders’ equity	1,915,154	1,937,494

Borrowings	804,897	711,664
Lease liabilities	44,575	60,588
Derivative financial instruments	-	569
Total non-current liabilities	849,472	772,821

Borrowings	129,016	230,344
Lease liabilities	149,664	170,700
Derivative financial instruments	52,346	25,527
Current income tax liabilities	18,745	14,470
Trade and other payables	239,834	169,064
Total current liabilities	589,605	610,105

Total liabilities	1,439,077	1,382,926

Total equity and liabilities	3,354,231	3,320,420

BW LPG Limited

Interim Financial Report (Unaudited)

Q1 2025

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to equity holders of the Company
	Share capital	Share premium	Treasury shares	Contributed surplus	Capital reserve	Hedging reserve	Share- based payment reserve	Currency translation reserve	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at 1 January 2025	619,868	-	(48,387)	-	649,654	13,835	2,579	(427)	2,115	565,794	1,805,031	132,463	1,937,494

Profit after tax	-	-	-	-	-	-	-	-	-	46,088	46,088	20,489	66,577

Other comprehensive (loss)/income for the financial period	-	-	-	-	-	(3,549)	-	990	(7,652)	-	(10,211)	206	(10,005)

Total comprehensive (loss)/income for the financial period	-	-	-	-	-	(3,549)	-	990	(7,652)	46,088	35,877	20,695	56,572

Share-based payment reserve-Value of employee services	-	-	-	-	-	-	355	-	-	-	355	-	355

Share capital reduction of subsidiary	-	-	-	-	-	-	-	-	-	-	-	(4,965)	(4,965)

Share options exercised	-	-	754	-	-	-	(395)	-	-	165	524	-	524

Dividend paid	-	-	-	-	-	-	-	-	-	(63,646)	(63,646)	(11,180)	(74,826)

Total transactions with owners, recognised directly in equity	-	-	754	-	-	-	(40)	-	-	(63,481)	(62,767)	(16,145)	(78,912)

Balance at 31 March 2025	619,868	-	(47,633)	-	649,654	10,286	2,539	563	(5,537)	548,401	1,778,141	137,013	1,915,154

BW LPG Limited

Interim Financial Report (Unaudited)

Q1 2025

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) (continued)

	Attributable to equity holders of the Company
	Share capital	Share premium	Treasury shares	Contributed surplus	Capital reserve	Hedging reserve	Share- based payment reserve	Currency translation reserve	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at 1 January 2024	1,400	285,853	(56,438)	685,913	(36,259)	(27,542)	3,905	419	2,983	609,479	1,469,713	116,447	1,586,160

Profit after tax	-	-	-	-	-	-	-	-	-	354,296	354,296	40,572	394,868

Other comprehensive income/(loss) for the financial period	-	-	-	-	-	41,377	-	(846)	(7,030)	-	33,501	(176)	33,325

Total comprehensive income/(loss) for the financial period	-	-	-	-	-	41,377	-	(846)	(7,030)	354,296	387,797	40,396	428,193

Effects of re-domiciliation	285,853	(285,853)	-	(685,913)	685,913	-	-	-	-	-	-	-	-

Share-based payment reserve-Value of employee services	-	-	-	-	-	-	2,016	-	-	-	2,016	-	2,016

Share capital reduction of subsidiary	-	-	-	-	-	-	-	-	-	-	-	(4,500)	(4,500)

Purchases of treasury shares	-	-	(100)	-	-	-	-	-	-	-	(100)	-	(100)

Transfer of treasury shares	-	-	1,091	-	-	-	-	-	-	-	1,091	-	1,091

Issue of new shares	332,615	-	-	-	-	-	-	-	-	-	332,615	-	332,615

Share options exercised	-	-	7,060	-	-	-	(3,342)	-	-	(3,143)	575	-	575

Dividend paid	-	-	-	-	-	-	-	-	-	(388,461)	(388,461)	(21,657)	(410,118)
Changes in interest in NCI	-	-	-	-	-	-	-	-	-	(215)	(215)	1,777	1,562

Transfer to tonnage tax reserve	-	-	-	-	-	-	-	-	6,162	(6,162)	-	-	-

Total transactions with owners, recognised directly in equity	618,468	(285,853)	8,051	(685,913)	685,913	-	(1,326)	-	6,162	(397,981)	(52,479)	(24,380)	(76,859)

Balance at 31 December 2024	619,868	-	(48,387)	-	649,654	13,835	2,579	(427)	2,115	565,794	1,805,031	132,463	1,937,494

BW LPG Limited

Interim Financial Report (Unaudited)

Q1 2025

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

	Q1 2025	Q1 2024
	US$’000	US$’000

Cash flows from operating activities
Profit before tax	66,767	155,180
Adjustments for:
- amortisation of intangible assets	210	210
- depreciation charge	63,124	48,745
- gain on disposal of vessels	(32,051)	(20,391)
- gain on derecognition of right-of-use assets	(443)	-
- fair value gain from equity financial assets	-	(1,415)
- interest income	(2,933)	(4,540)
- interest expenses	17,027	6,483
- other finance expenses	384	888
- share-based payments	355	663
- finance lease income	(171)	(20)
	112,269	185,803
Changes in working capital:
- inventories	(19,143)	92,058
- trade and other receivables	(66,143)	136,182
- trade and other payables	71,386	(103,590)
- derivative financial instruments	34,620	(14,367)
- margin account held with broker	29,110	111,332
Total changes in working capital	49,830	221,615

Taxes refund/(paid)	4,143	(1,838)
Net cash from operating activities	166,242	405,580

Cash flows from investing activities
Additions in property, plant and equipment	(76,298)	(2,236)
Additions in intangible assets	-	(237)
Proceeds from sale of vessels	65,049	65,337
Purchase of equity financial assets	-	(30,162)
Repayment of finance lease receivables	2,021	2,010
Interest received	3,104	4,722
Sale of equity financial assets, at fair value	-	2,343
Net cash (used in)/from investing activities	(6,124)	41,777

BW LPG Limited

Interim Financial Report (Unaudited)

Q1 2025

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED) (continued)

	Q1 2025	Q1 2024
	US$’000	US$’000

Cash flows from financing activities
Proceeds from borrowings	221,730	-
Payment of financing fees	(203)	-
Repayments of bank borrowings	(197,355)	(67,734)
Payment of lease liabilities	(25,560)	(26,020)
Interest paid	(15,249)	(5,191)
Other finance expense paid	(384)	(888)
Purchase of treasury shares	-	(100)
Drawdown of trust receipts	562,039	560,217
Repayment of trust receipts	(595,731)	(629,320)
Dividend payment	(63,646)	(118,387)
Dividend payment to non-controlling interests	(11,180)	(7,997)
Capital return to non-controlling interests	(4,965)	-
Net cash used in financing activities	(130,504)	(295,420)

Net increase in cash and cash equivalents	29,614	151,937
Cash and cash equivalents at beginning of the financial period	231,900	162,037

Cash and cash equivalents at end of the financial period	261,514	313,974

For the purpose of presenting the consolidated statement of cash flows, cash and cash equivalents comprise the following:

	31 March 2025	31 March 2024
	US$’000	US$’000

Cash and cash equivalents per consolidated balance sheet	280,185	328,150
Less: Margin account held with broker	(18,671)	(14,176)
Cash and cash equivalents per consolidated statement of cash flows	261,514	313,974

BW LPG Limited

Interim Financial Report (Unaudited)

Q1 2025

Segment information

The executive management team (“EMT”) is the Group’s chief operating decision-maker. The Group identifies segments on the basis of those components of the Group that the EMT regularly reviews. The Group considers the business from each individual business segment perspective which comprises the Shipping and Product Services segments.

The reported measure of segment performance is gross profit, which the EMT uses to assess the performance of the operating segments. For the Shipping segment, gross profit is reflected as TCE income - Shipping. Operating segment disclosures are consistent with the information reviewed by the Management.

Segment performance is presented below:

	Shipping	Product Services	Inter- segment elimination	Total
	US$’000	US$’000	US$’000	US$’000
Q1 2025

Revenue from spot voyages	181,091	-	-	181,091
Inter-segment revenue	10,152	-	(10,152)	-
Voyage expenses	(92,872)	-	-	(92,872)
Inter-segment expense	(5,636)	-	5,636	-
Net income from spot voyages	92,735	-	(4,516)	88,219
Revenue from time charter voyages	65,935	-	-	65,935
TCE income - Shipping [1]	158,670	-	(4,516)	154,154

Revenue from Product Services	-	615,046	-	615,046
Inter-segment revenue	-	5,636	(5,636)	-
Cost of cargo and delivery expenses	-	(603,267)	-	(603,267)
Inter-segment cost	-	(10,152)	10,152	-
Depreciation	-	(10,900)	-	(10,900)
Gross (loss)/profit - Product Services [2]	-	(3,637)	4,516	879
Segment results	158,670	(3,637)	-	155,033

Q1 2024

Revenue from spot voyages	257,024	-	-	257,024
Inter-segment revenue	30,894	-	(30,894)	-
Voyage expenses	(121,476)	-	-	(121,476)
Inter-segment expense	(19,516)	-	19,516	-
Net income from spot voyages	146,926	-	(11,378)	135,548
Revenue from time charter voyages	39,042	-	-	39,042
Inter-segment revenue	562	-	(562)	-
TCE income - Shipping [1]	186,530	-	(11,940)	174,590

Revenue from Product Services	-	742,425	-	742,425
Inter-segment revenue	-	19,516	(19,516)	-
Cost of cargo and delivery expenses	-	(689,389)	-	(689,389)
Inter-segment cost	-	(31,456)	31,456	-
Depreciation	-	(7,849)	-	(7,849)
Gross profit - Product Services [2]	-	33,247	11,940	45,187
Segment results	186,530	33,247	-	219,777

[1]	“TCE income” denotes “time charter equivalent income” which represents revenue from time charters and voyage charters less voyage expenses comprising primarily fuel oil, port charges and commission.

[2]	Gross profit from Product Services represents the net trading results which comprise revenue and cost of LPG cargo, derivative gains and losses, and other trading attributable costs, including depreciation from Product Services’ leased in vessels.

BW LPG Limited

Interim Financial Report (Unaudited)

Q1 2025

Segment information (continued)

Reconciliation of segment results:

	Q1 2025	Q1 2024
	US$’000	US$’000

Total segment results for reportable segments	155,033	219,777
Vessel operating expenses	(29,687)	(21,970)
Time charter contracts (non-lease components)	(4,678)	(4,686)
General and administrative expenses	(20,843)	(16,733)
Charter hire expenses	(267)	(505)
Fair value gain from equity financial asset	-	1,415
Finance lease income	171	20
Other operating (expense)/income - net	(838)	1,205
Depreciation - Shipping segment	(52,224)	(40,896)
Amortisation	(210)	(210)
Gain on disposal of vessels	32,051	20,391
Gain on derecognition of right-of-use assets (vessels)	443	-
Finance expenses – net	(12,184)	(2,628)
Income tax expense	(190)	(5,414)
Profit after tax	66,577	149,766

Investment in subsidiaries

Set out below are the summarised financial information for BW LPG India Pte. Ltd. (“BW India”) and BW LPG Product Services Pte. Ltd (“BW Product Services”), which have non-controlling interests of 47.6% and 17.2% respectively, that are material to the Group. These are presented before inter-company eliminations.

Summarised balance sheet:

	BW India		BW Product Services
	31 March 2025	31 December 2024	31 March 2025	31 December 2024
	US$’000	US$’000	US$’000	US$’000
Assets
Current assets	95,690	63,581	375,009	417,096
Includes
Cash and cash equivalents	86,781	19,443	81,203	175,882
Non-current assets	278,563	278,287	81,476	92,115

Liabilities
Current liabilities	29,727	28,371	359,196	328,769
Includes
Borrowings	23,804	23,927	89,316	137,425
Non-current liabilities (Borrowings)	70,780	76,443	43,849	50,748
Net assets	273,746	237,054	53,440	129,694

BW LPG Limited

Interim Financial Report (Unaudited)

Q1 2025

Investment in subsidiaries (continued)

Summarised statement of comprehensive income:

	BW India		BW Product Services
	Q1 2025	Q1 2024	Q1 2025	Q1 2024
	US$’000	US$’000	US$’000	US$,000

TCE income – Shipping	31,683	29,457	-	-
Revenue from Product Services	-	-	620,682	761,941
Cost of cargo and delivery expenses	-	-	(613,419)	(720,845)
Vessel operating expense	(4,873)	(6,150)	-	-
Depreciation and amortisation	(8,318)	(9,261)	(10,900)	(7,849)
Gain on disposal of vessels	32,051	-	-	-
Finance expense	(1,340)	(2,299)	(77)	(491)
Other expenses – net	(1,660)	(1,889)	(8,739)	(11,754)
Net profit/(loss) after tax	47,543	9,858	(12,453)	21,002

Other comprehensive income/(loss) (currency translation effects)	-	-	1,196	(832)
Total comprehensive income/(loss)	47,543	9,858	(11,257)	20,170
Total comprehensive income/(loss) allocated to non-controlling interests	22,630	4,692	(1,935)	3,026

BW LPG Limited

Interim Financial Report (Unaudited)

Q1 2025

APPENDIX - Non-IFRS financial measures

This interim financial report contains a number of non-IFRS financial measures that Management uses to monitor and analyse the performance of the Group’s business. Non-IFRS financial measures exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure calculated and presented in accordance with IFRS, or are calculated using measures that are not calculated in accordance with IFRS. Non-IFRS financial measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS.

The Group believes that these non-IFRS financial measures, in addition to IFRS measures, provide an enhanced understanding of the Group’s results and related trends, therefore increasing transparency and clarity of the Group’s results and business.

There are no generally accepted accounting principles governing the calculation of these measures and the criteria upon which these measures are based can vary from company to company. The non-IFRS financial measures presented in this interim financial report may not be comparable to other similarly titled measures used by other companies, have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of the Group’s operating results as reported under IFRS. The Group encourages investors and analysts not to rely on any single financial measure but to review the Group’s financial and non-financial information in its entirety.

The following non-IFRS measures are presented in this interim financial report.

TCE income – Shipping per calendar day (total)

The Group defines TCE income - Shipping per calendar day (total) as TCE income - Shipping divided by calendar days (total).

The Group defines calendar days (total) as the total number of days in a period during which vessels are owned or chartered-in is in its possession, including technical off-hire days and waiting days. Calendar days (total) are an indicator of the size of the fleet over a period and affect both the amount of revenue and the amount of expense that the Group records during that period.

The Group defines waiting days as the number of days its vessels are unemployed for market reasons, excluding technical off-hire days. Ballast voyages, positioning voyages prior to deliveries on time charters and time spent on cleaning of tanks when vessels are switching from one cargo type to another are not considered waiting time. Waiting days per vessel are calculated as total waiting days for owned and chartered-in vessels divided by the number of owned and chartered-in vessels (not weighted by ownership share in each vessel).

The Group defines technical off-hire as the time lost due to off-hire days associated with major repairs, drydockings or special or intermediate surveys. Technical off-hire per vessel is calculated as an average for owned, bareboat and chartered-in vessels (not weighted by ownership share in each vessel).

The Group believes TCE income - Shipping per calendar day (total) is meaningful to investors because it is a measure of how well the Company manages the fleet technically and commercially.

The reconciliation of TCE income - Shipping per calendar day (total) to TCE income – Shipping for the periods ended 31 March 2025 and 2024 is provided below.

	Q1 2025	Q1 2024

TCE income – Shipping (US$’000)	158,670	186,530
Calendar days (total)	4,094	3,138
TCE income – Shipping per calendar day (total) (US$)	38,760	59,440

BW LPG Limited

Interim Financial Report (Unaudited)

Q1 2025

APPENDIX - Non-IFRS financial measures (continued)

TCE income – Shipping per available day

The Group defines TCE income – Shipping per available day as TCE income – Shipping divided by available days.

The Group defines available days as the total number of days (including waiting time) in a period during which each vessel is owned or chartered-in, net of technical off-hire days. The Group uses available days to measure the number of days in a period during which vessels actually generate or are capable of generating revenue.

The Group defines waiting days as the number of days its vessels are unemployed for market reasons, excluding technical off-hire days. Ballast voyages, positioning voyages prior to deliveries on time charters and time spent on cleaning of tanks when vessels are switching from one cargo type to another are not considered waiting time. Waiting days per vessel are calculated as total waiting days for owned and chartered-in vessels divided by the number of owned and chartered-in vessels (not weighted by ownership share in each vessel).

The Group defines technical off-hire as the time lost due to off-hire days associated with major repairs, dry dockings or special or intermediate surveys. Technical off-hire per vessel is calculated as an average for owned, bareboat and chartered-in vessels (not weighted by ownership share in each vessel).

The Group believes TCE income – Shipping per available day is meaningful to investors because it is a measure of how well the Group manages the fleet commercially.

The reconciliation of TCE income – Shipping per available day to TCE income – Shipping for the periods ended 31 March 2025 and 2024 is provided below.

	Q1 2025	Q1 2024

TCE income – Shipping (US$’000)	158,670	186,530
Available days	3,990	3,033
TCE income – Shipping per available days (US$)	39,770	61,500

Adjusted free cash flow

The Group defines adjusted free cash flow as net cash from operating activities minus cash outflows for additions in property, plant and equipment and additions in intangible assets and sale of vessels.

The Group believes adjusted free cash flow is meaningful to investors because it is the measure of the funds generated by the Group available for distribution of dividends, repayment of debt or to fund the Group’s strategic initiatives, including acquisitions. The purpose of presenting adjusted free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures for maintaining the operating structure of the Group (in the form of capital expenditure).

BW LPG Limited

Interim Financial Report (Unaudited)

Q1 2025

APPENDIX - Non-IFRS financial measures (continued)

Adjusted free cash flow (continued)

The reconciliation of adjusted free cash flow to net cash inflow from operating activities for the periods ended 31 March 2025 and 2024 is provided below.

	Q1 2025 US$’000	Q1 2024 US$’000

Net cash from operating activities	166,242	405,580
Additions in property, plant and equipment	(76,298)	(2,236)
Additions in intangible assets	-	(237)
Proceeds from sale of vessels	65,049	65,337
Adjusted free cash flow	154,993	468,444

Return on capital employed (ROCE)

The Group defines return on capital employed (“ROCE”) as, with respect to a particular financial period, the ratio of the operating profit for such period to capital employed defined as the average of the total shareholders’ equity, total borrowings and total lease liabilities, calculated as the average of the opening and closing balance for such period as presented in the consolidated balance sheet.

The Group believes ROCE is meaningful to investors because it measures the Group’s financial efficiency and its ability to create future growth in value.

The reconciliation of ROCE to operating profit for the periods ended 31 March 2025 and 2024 is provided below.

	Q1 2025	Q1 2024

Operating profit (US$’000)	78,951	157,808
Average of the total shareholders’ equity (US$’000)(1)	1,926,324	1,625,556
Average of the total borrowings (US$’000)(1)	937,961	343,692
Average of the total lease liabilities (US$’000)(1)	212,764	163,691
Capital employed (US$’000)	3,077,048	2,132,939
ROCE	2.6%	7.4%
ROCE (annualised)	10.3%	29.6%

(1)  Calculated as the average of the opening and closing balances for the period as presented in the consolidated balance sheet

Rounding of figures

Certain financial information presented in tables in this interim financial report has been rounded to the nearest whole number or the nearest decimal place. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this interim financial report reflect calculations based upon the underlying information prior to rounding, and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers.